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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                          Xechem International, Inc.
                               (Name of Issuer)

                   Common Stock, par value $.00001 per share
                        (Title of Class of Securities)

                                  983895-103
                                (CUSIP Number)

 Andrew J. Levinson, Herzfeld & Rubin, P.C., 40 Wall Street, New York NY 10005
                                (212) 344-5500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 19, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 983895-103             SCHEDULE 13D                             Page 2

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David Blech
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) /x/
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                         7    SOLE VOTING POWER

                              90,000,000
NUMBER OF SHARES
                         8    SHARED VOTING POWER
 BENEFICIALLY
                              20,000,000 shares
 OWNED BY EACH
                         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
                              90,000,000 shares
     WITH
                         10   SHARED DISPOSITIVE POWER

                              20,000,000 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,000,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     93.6%

14   TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 983895-103             SCHEDULE 13D                             Page 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Edward A. Blech Trust
     25-6381634

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) /x/
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                         7    SOLE VOTING POWER

                              -0-
NUMBER OF SHARES
                         8    SHARED VOTING POWER
 BENEFICIALLY
                              16,000,000 shares
 OWNED BY EACH
                         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
                              -0-
     WITH
                         10   SHARED DISPOSITIVE POWER

                              16,000,000 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,000,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.1%

14   TYPE OF REPORTING PERSON*

     OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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     The following Statement on Schedule 13D (the "Statement") with respect to the common stock, par value $.00001 per share (the "Common Stock"), of Xechem International, Inc. (the "Issuer") is being filed on behalf of David Blech and The Edward A. Blech Trust.

Item 1. Security and Issuer.

     This Statement relates to Common Stock of the Issuer. The Issuer's principal executive offices are at 100 Jersey Avenue, Building B, Suite 310, New Brunswick, New Jersey 08901.

Item 2. Identity and Background.

     (a) This Statement is being filed on behalf of David Blech and The Edward
A. Blech Trust (the "Trust").

     (b) The business address of David Blech is 225 Lafayette Street, New York, New York 10012. The business address for the Trust is c/o Rabbi Mordechai Jofen, Trustee, 418 Avenue I, Brooklyn, New York 11230.

     (c) Mr. Blech is the President of D. Blech & Co., a financial advisory firm located at 225 Lafayette Street, New York, New York 10012. The Trust is a trust established pursuant to an agreement dated as of March 4, 1992 (the "Trust Agreement") by Mr. Blech for the lifetime benefit of Edward A. Blech, a minor son of Mr. Blech.

     (d) - (e) Neither Mr. Blech nor the Trust has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Blech or the Trust, during such period, been a party to a

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civil proceeding of a judicial or administrative body and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Blech and the Trust are citizens of the United States. The Trust was organized pursuant to New York law.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Blech, Ramesh C. Pandey, the Issuer's Chief Executive Officer, and the Issuer entered into a Stock Purchase Agreement dated as of November 18, 1996 (the "Stock Purchase Agreement") pursuant to which Mr. Blech agreed to purchase $5.5 million (55,000 shares) of the Issuer's Class C, Series 2 Convertible Voting Preferred Stock (the "Preferred Stock"). A copy of the Stock Purchase Agreement is annexed hereto as Exhibit 2 and incorporated herein by reference, and any discussion herein of the terms and conditions of the Stock Purchase Agreement is qualified in its entirety by reference to the complete terms and conditions of such agreement. The Preferred Stock is convertible into Common Stock at a price of $.05 per share ($.0625 per share if Mr. Blech and his designees fail to purchase at least $2.25 million (22,500 shares) of Preferred Stock by January 15, 1997, subject to applicable grace periods. Pursuant to an Assignment and Assumption dated as of November 18, 1996 by and between Mr. Blech and the Trust (the "Assignment"), Mr. Blech assigned to the Trust the right to acquire the first $1 millon (10,000 shares) of

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Preferred Stock pursuant to the Stock Purchase Agreement. A copy of the
Assignment is annexed hereto as Exhibit 3 and incorporated herein by reference, and any discussion herein of the terms and conditions of the Assignment is qualified in its entirety by reference to the complete terms and conditions of such instrument. Mr. Blech has the right to assign his rights with respect to subsequent purchases of Preferred Stock pursuant to the Stock Purchase Agreement to the Trust or to other persons or entities reasonably satisfactory to the Issuer.

     On November 19, 1996, pursuant to the Stock Purchase Agreement and the Assignment, the Trust purchased $500,000 (5,000 shares) of Preferred Stock for $500,000, which came out of the working capital of the Trust. Any additional shares of Preferred Stock acquired pursuant to the Stock Purchase Agreement by Mr. Blech or the Trust will be acquired out of available funds constituting personal funds or working capital of such party, as the case may be.

     The Stock Purchase Agreement requires the following additional purchases of Preferred Stock: $500,000 (5,000 shares) on December 2, 1996, which obligation has been assigned to the Trust pursuant to the Assignment; $500,000 (5,000 shares) on December 16, 1996; $750,000 (7,500 shares) on January 15, 1996; $1.75 million (17,500 shares) on February 17, 1997; $1 million (10,000 shares) on June 2, 1997; and $500,000 (5,000 shares) on July 15, 1997. The purchases scheduled on and after February 17, 1997 are subject to the condition that Dr. Pandey exchange the

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Issuer's obligations to him on notes and preferred stock of $1,318,000 for
$1,318,000 (13,180 shares) of a new series of preferred stock of the Issuer identical to the Preferred Stock except that it is convertible into Common Stock at $.0625 per share. If the Issuer has sufficient authorized Common Stock to permit the conversion of the Preferred Stock called for in such purchases by any such date, the Issuer will issue the underlying Common Stock instead of Preferred Stock. Moreover, the outstanding Preferred Stock will automatically be converted into Common Stock when the Issuer has sufficient authorized Common Stock to permit such conversion (or, if later, upon the closing of the purchase scheduled for January 15, 1997). The Preferred Stock is entitled to as many votes as the number of shares of Common Stock into which it is convertible and votes as a single class with the Common Stock. The Issuer's sole remedy for the failure of Mr. Blech to complete any required purchase of Preferred Stock under the Stock Purchase Agreement after the purchase scheduled for December 2, 1996 is to terminate such agreement, in which case Mr. Blech would also lose the benefit of certain provisions of a Stockholders Agreement dated as of November 18, 1996 by and among Mr. Blech, Dr. Pandey and the Issuer (the "Stockholders Agreement"). A copy of the Stockholders Agreement is annexed hereto as Exhibit 4 and is incorporated herein by reference, and any discussion herein of the terms and conditions of the Stockholders Agreement is

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qualified in its entirety by reference to the complete terms and conditions of such agreement.

Item 4. Purpose of Transaction.

     Except as set forth in the Stock Purchase Agreement or the Stockholders Agreement or as otherwise described herein, Mr. Blech and the Trust have no proposals or plans which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this Item. The Trust acquired the Preferred Stock purchased on November 19, 1996 for investment purposes, and Mr. Blech and the Trust intend to acquire the other shares of Preferred Stock covered by the Stock Purchase Agreement and the Assignment for investment purposes. Notwithstanding the foregoing, Mr. Blech and the Trust reserve the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer in open market or privately negotiated transactions on terms deemed by them or either of them to be appropriate or to propose any of the transactions described in Item 4 to the Issuer's board of directors or to seek control of such board and thereafter to cause or seek to cause any of such transactions to take place.

     Pursuant to the Stock Purchase Agreement, Mr. Blech has agreed to vote for or consent to an amendment to the Issuer's certificate of incorporation to authorize sufficient Common Stock to permit conversion of the Preferred Stock. Pursuant to the Stockholders Agreement, Mr. Blech has agreed that he and his

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designees, including the Trust, will, with limited exceptions, vote for the continuous reelection of Dr. Pandey as a director and will use their best efforts to cause Dr. Pandey to remain as the Issuer's Chairman, President and Chief Executive Officer, and Dr. Pandey and the current directors of the Company have agreed, subject to any fiduciary duties they may have, to cause the election of designees of Mr. Blech, upon his request, as a majority of the Issuer's board of directors.

Item 5. Interest in Securities of the Issuer

     (a) The Trust has acquired $500,000 (5,000 shares) of Preferred Stock and has the right, pursuant to the Stock Purchase Agreement and the Assignment to acquire an additional $500,000 (5,000 shares) of Preferred Stock within the next 60 days. If these shares are acquired and no other shares are acquired pursuant to the Stock Purchase Agreement, they will be convertible into 16,000,000 shares of Common Stock. Accordingly, the Trust beneficially owns 68.1% of the Common Stock deemed outstanding pursuant to Rule 13d-3(d) promulgated pursuant to the Securities Exchange Act of 1934, as amended, based on 7,483,494 shares of Common Stock reported by the Issuer as outstanding on August 15, 1996 in its Quarterly Report on Form 10-QSB for the period ended June 30, 1996. The $500,000 (5,000 shares) of Preferred Stock actually purchased to date is currently convertible into 8,000,000 shares of Common Stock, or 51.7% of the Common Stock deemed to be outstanding. Mr. Blech could be deemed to beneficially own such Common Stock pursuant to Article

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Five of the Trust Agreement, which reserves to him the investment powers with respect to the Trust's securities of companies of which the securities holdings by Mr. Blech and the Trust could be deemed to be significant from the viewpoint of voting control within the meaning of Section 675(4)(B) of the Internal Revenue Code of 1986, as amended.

     Pursuant to the Stock Purchase Agreement, Mr. Blech has the right to acquire $4,500,000 (45,000 additional shares) of Preferred Stock and has the right to do so within the next 60 days, notwithstanding the scheduled purchase dates. Accordingly, he could be deemed to own the Common Stock into which such Preferred Stock is convertible--i.e., 90,000,000 shares of Common Stock. Moreover, if such purchases are effected, the $1,000,000 (10,000 shares) of Preferred Stock owned or subject to a purchase right by the Trust would be convertible into 20,000,000 shares of Common Stock. Accordingly, Mr. Blech could be deemed to beneficially own 110,000,000 shares of Common Stock, or 93.6% of the Common Stock deemed to be outstanding (without taking into account the conversion of Dr. Pandey's preferred stock described above).

     (b) Mr. Blech has sole voting and dispositive powers with respect to 90,000,000 shares of Common Stock and shares with the Trust the voting and dispositive powers with respect to the remaining shares identified in this Statement.

     (c) The only transaction with respect to the securities of the Issuer by either Mr. Blech or the Trust within

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the past 60 days was the Trust's purchase from the Issuer of $500,000 (5,000 shares) of Preferred Stock for $500,000 on November 19, 1996 pursuant to the Stock Purchase Agreement and the Assignment.

     (d) No person other than Mr. Blech or the Trust has the right to receive or direct the receipt of dividends or sales proceeds of the Preferred Stock or the Common Stock owned or sold by Mr. Blech or the Trust, respectively.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As described above, Mr. Blech, Dr. Pandey and the Issuer are parties to the Stock Purchaser Agreement and the Stockholders Agreement, which agreements have been assigned in part to the Trust pursuant to the Assignment. In addition to the provisions described above, the Stockholders Agreement provides that Dr. Pandey will not sell any shares of capital stock of the Issuer for 5 years without the consent of Mr. Blech; Dr. Pandey and Mr. Blech provide each other the right to join on a pro rata basis in any private sales of capital stock by the other; and Mr. Blech has certain demand and piggyback registration rights with respect to capital stock of the Issuer purchased pursuant to the Stock Purchase Agreement. As described above, the Trust Agreement gives Mr. Blech certain rights with respect to Common Stock and Preferred Stock held by the Trust.

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Item 7. Material to be Filed as Exhibits.

     The following agreements, instruments and documents are filed as exhibits to this Statement:

     1. Joint Filing Agreement.
     2. Stock Purchase Agreement.
     3. Assignment.
     4. Stockholders Agreement.

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 1996
                                       THE EDWARD A. BLECH TRUST,
                                       Rabbi Mordechai Jofen, Trustee

                                       By: /s/ RABBI MORDECHAI JOFEN
                                           Rabbi Mordechai Jofen, Trustee

                                       /s/ DAVID BLECH
                                       David Blech

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                                  EXHIBIT INDEX

               No.     Description                    Page
               ---     -----------                    ----
                1.     Joint Filing Agreement.

                2.     Stock Purchase Agreement.

                3.     Assignment.

                4.     Stockholders Agreement.